SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 6)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESARO, INC.

(Name of Subject Company (Issuer))

ADRIATIC ACQUISITION CORPORATION,

GLAXOSMITHKLINE LLC

and

GLAXOSMITHKLINE PLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Class of Securities)

Lisa DeMarco, Esq.

GlaxoSmithKline

1250 S Collegeville Road/ UP4110

Collegeville, Pennsylvania 19426-0989

Telephone: +1 (610) 917-5045

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,540,024,398.95	$550,250.96

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by adding (a) 55,231,566 shares of common stock of TESARO, Inc. issued and outstanding, multiplied by $75.00, the per share tender offer price, (b) 6,473,806 shares of common stock subject to outstanding stock options with an exercise price less than $75.00 per share, multiplied by $37.124, which is the offer price of $75.00 per share minus the weighted average exercise price for such options of $37.876 per share, and (c) 2,097,645 shares of common stock subject to outstanding restricted stock units, multiplied by $75.00, the per share tender offer price, in each case as of December 10, 2018. The calculation of the filing fee is based on information provided by TESARO, Inc. as of December 10, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: U.S. $550,250.96	Filing Party: GlaxoSmithKline plc, GlaxoSmithKline LLC and Adriatic Acquisition Corporation

Form or Registration No.: Schedule TO	Date Filed: December 14, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14(d)-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 filed with the Securities and Exchange Commission on January 16, 2019, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on December 14, 2018, by: (i) Adriatic Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“GSK LLC”), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), (ii) GSK LLC and (iii) Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”) of TESARO, Inc., a Delaware corporation (the “Company”), for $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively. The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

This Amendment is being filed on behalf of Parent, GSK LLC and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth in Section 11. “The Merger Agreement; Other Agreements” is hereby amended and supplemented by adding a new heading and paragraphs at the end of such section to read as follows:

Retention Arrangements Following the Merger

GSK LLC has entered into retention agreements with each of Drs. Hedley and Huber and Mr. Bogle that, in each case, provide for a payment equal to the sum of: (i) 12 months of each executive’s base salary in effect for 2018, and (ii) 100% of the executive’s annual target bonus on each of the first and, other than in the case of Mr. Bogle, second anniversaries of the Effective Time, contingent upon the executives’ continued employment with the Surviving Corporation through each applicable payment date. Additionally, GSK LLC anticipates entering into a retention agreement with Mr. Orlando Oliveira with terms substantially similar to those with Drs. Hedley and Huber and Mr. Bogle.

The retention payments will also be made in the event of a termination of the executives’ employment by the Surviving Corporation without “cause” prior to the applicable payment date or, in the cases of Drs. Hedley and Huber, the Company’s decision not to renew the employment term beyond the first or second anniversary of the Effective Time. In the case of Mr. Bogle, a termination by him following the occurrence of a material breach by the Company or GSK LLC of any payment or other material term of his retention agreement, his current employment agreement or any other material agreement between him and the Company and/or GSK LLC (a “Modified Good Reason Event”), will also entitle him to his retention payments, provided that a written notice to the Company and/or GSK LLC was provided within thirty (30) days after the occurrence of the event giving rise to a Modified Good Reason Event, and the Company and/or GSK LLC failed to cure such event in all material respects within thirty (30) days following receipt of the notice (the “Modified Good Reason Event Requirement”). In the case of Dr. Hedley, a termination by her following the occurrence of a Modified Good Reason Event will entitle her to a portion of her retention payments, to the extent not previously paid, prorated for her actual period of service through the date of termination, provided that she satisfies the Modified Good Reason Event Requirement.

Dr. Hedley will also be entitled to a transaction bonus payable on the six-month anniversary of the Effective Time, contingent upon: (A) Dr. Hedley’s continued employment with the Surviving Corporation through the six-month anniversary of the Effective Time or (B) the prior termination of her employment by the Surviving

Corporation without “cause”. In the event that Dr. Hedley terminates her employment following the occurrence of a Modified Good Reason Event, she will be entitled to her transaction bonus, to the extent not previously paid, provided that she satisfies the Modified Good Reason Event Requirement. The aggregate amount of each executive’s retention payments and Dr. Hedley’s transaction bonus are set forth in the table below.

In connection with their acceptance of the retention package, the executives have agreed to continue to abide by the restrictive covenants contained in their current employment agreements and to waive any right to trigger severance on account of “Good Reason” (as defined in their current employment agreements) on account of changes to their duties and responsibilities that occur as a result of the consummation of the transactions contemplated by the Merger Agreement. If Dr. Huber chooses not to continue employment beyond the first or second anniversary of the Effective Time, he will be entitled to resign and receive severance, at the levels provided in his current employment agreement. Mr. Bogle will be entitled to receive severance, at the level provided in his current employment agreement, upon the 60th day following December 31, 2019, provided that he remains employed through December 31, 2019. The retention, transaction bonus and severance amounts for Drs. Hedley, Huber and Mr. Bogle are listed below.

Name of Executive Officer	Retention Package	Transaction Bonus Payment	Severance Payments	Total Retention Package
Mary Lynne Hedley, Ph.D.	$2,079,000	$1,400,000	—	$3,479,000
Grant C. Bogle	$660,000	—	$796,250	$1,456,250
Martin H. Huber, M.D.	$1,500,000	—	$906,500	$2,406,500

The foregoing description of the retention agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the retention agreements, which are attached as Exhibits (d)(8), (d)(9) and (d)(10) to the Schedule TO and are incorporated herein by reference.

The information set forth in Section 16. “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following paragraph as a new paragraph after the last paragraph under the heading “Foreign Approvals”:

On January 16, 2019, the FCO issued a clearance decision with respect to the Offer and the Merger, and the FCA provided a (declaratory) confirmation of clearance with respect to the Offer and the Merger. Accordingly, the portion of the Offer Conditions relating to approval by the FCO and the FCA of the transactions contemplated by the Merger Agreement has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2019

ADRIATIC ACQUISITION CORPORATION

By:	/s/ William J. Mosher

Name: William J. Mosher Title: Vice President and Secretary

GLAXOSMITHKLINE LLC

By:	/s/ William J. Mosher

Name: William J. Mosher Title: Vice President and Secretary

GLAXOSMITHKLINE PLC

By:	/s/ Kevin Sin

Name: Kevin Sin Title: Authorized Representative

EXHIBIT INDEX

(a)(1)(a)	Offer to Purchase, dated December 14, 2018.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(d)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(e)	Summary Advertisement as published in The Wall Street Journal on December 14, 2018.*

(a)(1)(f)	Power of Attorney for Parent dated November 22, 2018.*

(a)(5)(a)

Joint Press Release issued by Parent and the Company on December 3, 2018, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(b)

E-mail, dated December 3, 2018, from Emma Walmsley, Parent’s Chief Executive Officer, to the Company employees, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(c)

Parent Newsflash to all Parent Pharma Employees from Hal Barron & Luke Miles on December 3, 2018, attached as Exhibit (a)(5)(c) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(d)

Parent investor call slides, dated December 3, 2018, attached as Exhibit (a)(5)(d) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(e)

Social media content issued by Parent on December 3, 2018, attached as Exhibit (a)(5)(e) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(f)

Parent Analyst Call on December 3, 2018, attached as Exhibit (a)(5)(f) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(g)	Questions and Answers, attached as Exhibit (a)(5)(g) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(h)

Social media content by Parent on December 4, 2018, attached as Exhibit (a)(5)(h) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(i)	Press release issued by Parent on December 14, 2018.*

(a)(5)(j)	Stock exchange announcement on the Regulatory News Service issued by Parent on January 15, 2019.*

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated December 3, 2018, among Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K/A filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(2)

Form of Tender and Support Agreement, dated December 3, 2018, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(3)	Mutual Non-Disclosure Agreement, dated August 8, 2018, between GSK LLC and the Company.*

(d)(4)	First Amendment to the Mutual Non-Disclosure Agreement, dated November 8, 2018, between GSK LLC and the Company.*

(d)(5)	3-WAY NON-DISCLOSURE AGREEMENT, dated November 15, 2018, among GSK LLC, the Company and Ajinomoto Althea, Inc. DBA Ajinomoto Bio-Pharma Services.*

(d)(6)	Letter agreement, dated November 23, 2018, between Parent and the Company.*

(d)(7)	Facilities Agreement, dated December 3, 2018, among Parent, Bank of America Merrill Lynch International Designated Activity Company and Bank of America, N.A.*

(d)(8)	Retention Letter by and between GSK LLC and Mr. Grant Bogle, dated as of January 16, 2019.

(d)(9)	Retention Letter by and between GSK LLC and Dr. Mary Lynne Hedley, Ph.D., dated as of January 16, 2019.

(d)(10)	Retention Letter by and between GSK LLC and Dr. Martin Huber, M.D., dated as of January 16, 2019.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed